Exhibit 99.1

ATIF Holdings Limited Announces USD$4.0 Million Registered Direct Offering

Shenzhen, China, November 3, 2020 (NEWSWIRE) -- ATIF Holdings Limited (Nasdaq: ATIF, the “Company”), a company providing business consulting and multimedia services in Asia, today announced today announced that it has entered into definitive agreements with several institutional investors for the issuance and sale of an aggregate of 4,347,800 of its ordinary shares, at a purchase price of USD$0.92 per share, in a registered direct offering. ATIF has also agreed to issue to the investors unregistered warrants to purchase up to an aggregate of 4,347,800 of ordinary shares. The closing of the offering is expected to occur on or about November 5, 2020, subject to the satisfaction of customary closing conditions.

FT Global Capital is acting as the exclusive placement agent for the offering.

The warrants have an exercise price equal to USD$1.10 per share, are exercisable immediately and will expire five years from the issuance date. After one-year, the exercise price may reset to closing bid price if it is lower than the exercise price then in effect. In addition, the warrant exercise price may be subject to adjustment in the event that the Company issues certain securities at prices below the then exercise price.

The gross proceeds from the offering are expected to be approximately USD$3.47 million. The Company intends to use the net proceeds from the offering for working capital purposes, expanding existing businesses or acquiring or investing in businesses, debt reduction or debt refinancing, capital expenditures and other general corporate purposes.

The ordinary shares described above (but not the warrants or the ordinary shares underlying the warrants) are being offered and sold by the Company in a registered direct offering pursuant to a “shelf” registration statement on Form F-3 (Registration No. 333- 239131), including an accompanying prospectus, previously filed with, and declared effective by, the Securities and Exchange Commission (the “SEC”) on September 21, 2020. The offering of the ordinary shares will be made only by means of a prospectus supplement that forms a part of the registration statement. A final prospectus supplement and accompanying prospectus relating to the registered direct offering will be filed with the SEC and will be available on the SEC's website located at http://www.sec.gov.

The warrants described above were offered in a private placement under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Act"), and Regulation D promulgated thereunder and, along with the ordinary shares underlying the warrants, have not been registered under the Act, or applicable state securities laws. Accordingly, the warrants and the underlying ordinary shares may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Act and such applicable state securities laws.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About ATIF Holdings Limited

Headquartered in Shenzhen, China, ATIF Holdings Limited (“ATIF”) is a company providing business consulting services to small and medium-sized enterprises in Asia, including going public consulting services, international business planning and consulting services, and financial media services. ATIF has advised several enterprises in China in their plans to become publicly listed in the U.S. Through its majority-owned subsidiary, Leaping Group Co., Ltd., ATIF also provides multimedia services and is engaged in three major businesses, including multi-channel advertising, event planning and execution, film and TV program production and movie theater operations. ATIF operates the largest pre-movie advertising network in Heilongjiang Province and Liaoning Province of China and also provides advertising services in elevators and supermarkets. ATIF is often hired to plan both online and offline advertising campaigns and to produce related advertising material. In addition, ATIF invests in films and TV programs and distributes them in movie theaters or through online platforms. ATIF is also one of majority shareholders of Aero Century Corp. (NYSE American: ACY) which is an independent global aircraft operating lessor and finance company specializing in leasing regional jet and turboprop aircraft and related engines to airlines and commercial users worldwide. For more information, please visit https://ir.atifchina.com/.

Forward-Looking Statements

Certain statements made in this release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements, including but not limited to that ATIF will close on the offering, are not a guarantee of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions you that actual results may differ materially from the anticipated results expressed or implied by the forward-looking statements we make. You should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent our management’s beliefs and assumptions only as of the date such statements are made. These forward-looking statements are made as of the date of this news release.

For more information, please contact Investor Relations at:

EverGreen Consulting Inc.

Janice Wang

+86-13811768559

+1-908-510-2351

IR@changqingconsulting.com